Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Amendment No. 2 to Form S-1 of our report dated May 14, 2021 except for the change in par value of convertible preferred and common stock referenced in Note 1, as to which the date is July 2, 2021, and except for the reverse stock split described in Note 2, as to which the date is September 9, 2021, relating to the financial statements of Tivic Health Systems, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph that describes the substantial doubt about Tivic Health Systems, Inc.’s ability to continue as a going concern) appearing in this Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ Rosenberg Rich Baker Berman, P.A.

Somerset, New Jersey

September 9, 2021